# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeShop Holdings Ltd, CIK 0002048271
CUSIP: G1472N125
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: Hawk House, 22 The Esplanade, Jersey, Jersey (Y9), JE1 1HH
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002134642

## Reporting persons
- Sidney PTC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,453,125; shared voting power 0; sole dispositive power 2,453,125; shared dispositive power 0; aggregate amount beneficially owned 2,453,125 (22.37% of the class)
  Comment: The reported percentage is calculated based on 10,963,783 Class A ordinary shares ("Ordinary Shares") outstanding as of December 31, 2025, as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2026.
- Community Social Investment Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 2,083,333; shared voting power 0; sole dispositive power 2,083,333; shared dispositive power 0; aggregate amount beneficially owned 2,083,333 (19% of the class)
  Comment: The reported percentage is calculated based on 10,963,783 Ordinary Shares outstanding as of December 31, 2025, as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2026.
- FFIH Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,003,938; shared voting power 0; sole dispositive power 1,003,938; shared dispositive power 0; aggregate amount beneficially owned 1,003,938 (9.16% of the class)
  Comment: The reported percentage is calculated based on 10,963,783 Ordinary Shares outstanding as of December 31, 2025, as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2026.
- Max Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 773,822; shared voting power 0; sole dispositive power 773,822; shared dispositive power 0; aggregate amount beneficially owned 773,822 (7.06% of the class)
  Comment: The reported percentage is calculated based on 10,963,783 Ordinary Shares outstanding as of December 31, 2025, as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2026.

## Item 1. Issuer
Name of issuer: WeShop Holdings Ltd
Address of issuer's principal executive offices: Hawk House, 22 The Esplanade, Jersey, Y9, JE1 1HH

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Sidney PTC Ltd, a Jersey corporation ("Sidney PTC");

(ii) Community Social Investment Ltd, a United Kingdom corporation ("CSIL");

(iii) FFIH Ltd, a United Kingdom corporation ("FFIH"); and

(iv) Max Capital Ltd, a Jersey corporation ("Max Capital").
Address of principal business office or, if none, residence:
(i) The address of Sidney PTC is First Floor, Durell House, 28 New Street, St Helier, Jersey, JE2 3RA.

(ii) The address of CSIL is 10 Queen Street Place, London, United Kingdom, EC4R1AG.

(iii) The address of FFIH is c/o Dains Accountants Limited, 3rd Floor, Chamberlain Square, Birmingham, B3 3AX, United Kingdom.

(iv) The address of Max Capital is 22 the Esplanade, St Helier, Jersey, JE11HH.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are held as follows:

(i) 2,453,125 Ordinary Shares held by Sidney PTC. Sidney PTC serves as trustee for the Original Trust, a trust formed in the Isle of Jersey. Sidney PTC exercises voting and dispositive control over the Original Trust, by a majority vote of two individuals, G.B. Directors Limited, and G.B. Directors 2 Limited. Oliver Egerton-Vernon and Oana Crisan are two of the three directors of each of G.B. Directors Limited and G.B. Directors 2 Limited.

(ii) 2,083,333 Ordinary Shares held by CSIL, for which Paul Ellerbeck has sole voting and dispositive power.

(iii) 1,003,938 Ordinary Shares held by FFIH, for which John Foley has voting and dispositive power.

(iv) 773,822 Ordinary Shares held by Max Capital, for which voting and dispositive power is exercised by a majority vote of John Foley, John Garner, and Paul Teasdale.

Each of Oliver Egerton-Vernon, Oana Crisan, Paul Ellerbeck, John Foley, John Garner, and Paul Teasdale serve as a director and/or executive officer of the Issuer. In connection with the Issuer's public offering, the Reporting Persons may have been deemed to be acting as a "group" under Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder, which group would hold an aggregate of 6,314,218 Ordinary Shares, representing 57.59% of the outstanding Ordinary Shares, based on 10,963,783 outstanding shares as of December 31, 2025. Each of the Reporting Persons expressly disclaim the existence of, or membership in, any such "group" as well as beneficial ownership with respect to any Ordinary Shares beneficially owned by each of the other Reporting Persons.

Neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares referred to herein or members of a "group" for purposes of Section 13(d) or Section 13(g) of the Act or otherwise.
Percent of class: See responses to Item 4(a) and to row 11 on each cover page hereto, each of which is incorporated into this Item 4(b) hereof.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated June 12, 2026

99.2 Signature Page, dated June 12, 2026

## Signatures
- Sidney PTC Ltd: /s/ Oliver Egerton-Vernon, Oliver Egerton-Vernon, Director of G.B. Directors Limited (Director) (06/12/2026)
- Community Social Investment Ltd: /s/ Paul Ellerbeck, Paul Ellerbeck, Director (06/12/2026)
- FFIH Ltd: /s/ John Foley, John Foley, Director (06/12/2026)
- Max Capital Ltd: /s/ John Foley, John Foley, Director (06/12/2026)